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Exhibit 99.1


FROM: ROCKEFELLER CENTER PROPERTIES, INC. TRUST
            Contact:    Steven Rubenstein,
                        Rubenstein Associates, Inc.
            Tel:        (212) 843-8043

_________________________________________________________________

FOR IMMEDIATE RELEASE

New York, New York, July 17, 1996 - A partnership of international investors today assumed title to the landmarked Rockefeller Center buildings. Also today, NBC consummated its $440 million acquisition of space it occupies at 30 Rockefeller Plaza.

The new ownership group includes Whitehall Street Real Estate Limited Partnership V, affiliated with Goldman, Sachs & Co.; Exor Group, S.A., an international investment holding company, part of the Agnelli Group; Troutlet Investments Corporation, a holding company established by the late Stavros Niarchos; Prometheus Investors, L.L.C., representing the interest of David Rockefeller; Rockprop, L.L.C., in which an affiliate of Tishman Speyer Properties and the Crown Family are principal investors.

Today's announcement brings to a close a difficult chapter in the center's otherwise illustrious history. Rockefeller Center was conceived and developed in the depths of America's greatest depression as a testament to hope and enterprise. It was for its time, and continues to be, one of the finest examples of urban planning and design in the United States. From its inception and for more than six decades since, it has been among the world's most recognized and respected business addresses and one of New York City's most visited tourist attractions. The property consists of 12 landmarked Rockefeller Center buildings comprising 7.4 million square feet on 22 acres in the heart of Midtown Manhattan.

In looking to the future of Rockefeller Center, David Rockefeller said, "My family has been involved in this great property since its inception. I am confident our new ownership has the commitment and expertise to preserve the quality, traditions and reputation of Rockefeller Center and to realize its full potential as one of our city's and our nation's greatest treasures."

Tishman Speyer Properties will assume the responsibility for the marketing and operations of the property. Jerry I. Speyer, President of Tishman Speyer Properties, Inc., said "Rockefeller

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Center is an American icon and a vital part of the business and cultural life of the city. We look forward to the challenge of bringing the property into the new century, preserving its special history while introducing innovative management and marketing techniques and programs."

"Our participation in the investor group reflects our long-standing conviction that this is the best known address in the world and symbolizes New York's rich cultural and business heritage," noted Daniel M. Neidich, a Partner of Goldman, Sachs & Co. and Chairman of Whitehall's Investment Committee. "Rockefeller Center will continue to be a most important address for business, tourism and entertainment for decades to come, and we are deeply committed to this major investment."

Michael Sherlock, Executive Vice President, NBC, said, "We are proud of our more than 60 years' commitment to Rockefeller Center. As a global and diverse entertainment and media company, this acquisition allows NBC to be a window to the world from the heart of New York City for decades to come and enhances our ability to respond quickly to the evolving needs of our business operations."